UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

HERITAGE WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

427266101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427266101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MediCor Ltd. 14-1871462

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,212,500

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,212,500

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,212,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.46% (1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on 16,256,667 outstanding shares of the issuer’s common stock as reported on the issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003.

Item 1.
	(a)	Name of Issuer Heritage Worldwide, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 337 Avenue de Bruxelles La Seyne-Sur-Mer (France) 83507

Item 2.
	(a)	Name of Person Filing MediCor Ltd. (the “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence 4560 S. Decatur Blvd, Suite 300, Las Vegas, NV 89103
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, $.001 par value per share
	(e)	CUSIP Number 427266101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

1,212,500                Pursuant to Rule 13d-3, MediCor Ltd. is deemed to beneficially own

1,212,500 shares of Heritage Worldwide, Inc.
MediCor Ltd. has the right
to acquire these shares pursuant to an agreement to acquire an entity, Silver
Star S.A., from Bertreib Gesel S.A., an entity affiliated with
Milo Finance, S.A.

(b) Percent of class: 7.46%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,212,500
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,212,500
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2004
Date
MediCor Ltd. /s/ Theodore R. Maloney
Signature
Theodore R. Maloney, Chief Executive Officer
Name/Title